Exhibit 4.1
Description of Registrant’s Securities
Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
Apartment Income REIT, L.P. (the “Partnership” or “we,” “us” or “our”) has one classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common partnership units (the “common OP units”). In this exhibit, references to “we,” “us” and “our” refer only to the Partnership and not any of its subsidiaries.
The following description of our common OP units is a summary of the material terms and provisions that apply to our common OP units. The summary does not purport to be complete. The summary is subject to and qualified in its entirety by reference to our seventh amended and restated agreement of limited partnership (as amended, the “Partnership Agreement”), which is filed as an exhibit to our Annual Report on Form 10-K to which this exhibit relates and is incorporated by reference herein. We encourage you to carefully review our Partnership Agreement for additional information. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Annual Report on Form 10-K to which this Description of Securities is attached as an exhibit or as defined in the Partnership Agreement, as applicable.
General
There is currently no market for our common OP units, and we do not expect that a market for our common OP units will develop in the future. We do not intend for the common OP units to be listed on any national securities exchange. There are no outstanding options or warrants to purchase our common OP units, but certain long-term incentive plan units and preferred OP units may be converted into the common OP units in accordance with the terms governing those interests. Pursuant to the Partnership Agreement, Unitholders shall not have any personal liability whatsoever to the Partnership or to its Partners, except as expressly provided for in the Partnership Agreement (including for fraud, willful misconduct or gross negligence, or pursuant to any express indemnities given to the Partnership by any Partner pursuant to any other written instrument) or under the Delaware Revised Uniform Limited Partnership Act.
Common OP units
The common OP units are held by our indirect parent entity, Apartment Income REIT LLC (“AIR Parent”) and certain of its controlled affiliates (together, the “AIR Partners”), as well as by third parties (such third parties, the “Non-AIR Holders”). AIR-GP LLC (the “General Partner”) is our general partner and has exclusive management powers over the business and affairs of the Partnership, other than as expressly set forth in the Partnership Agreement (as described below), and may not be removed by the Limited Partners, with or without cause (except with the consent of the General Partner). The General Partner is managed by its sole member, which sole member is managed by its sole member, AIR Parent, under the direction of AIR Parent’s board of directors.
The Partnership has six classes of outstanding preferred partnership units, which are entitled to quarterly distributions at the discretion of the General Partner, in amounts equal to certain liquidation preferences applicable to each class of preferred units. The preferred partnership units are also redeemable for cash at the option of the holder thereof, and such redemption rights are subject generally to the same terms of redemptions of the common OP units (as described below).
Voting
The General Partner may not, without the affirmative vote of a majority of the Non-AIR Holders, take the following actions (or enter into any transaction that would have the effect of such action):
•amend, modify or terminate the Partnership Agreement other than to reflect the admission, substitution, termination or withdrawal or Partners in accordance with the terms of the Partnership Agreement (subject to certain exceptions, as set forth in more detail in the Partnership Agreement);
•make a general assignment for the benefit of creditors or appoint or acquiesce in the appointment of a custodian, receiver or trustee for all or any part of the assets of the Partnership;
•institute any proceeding for bankruptcy on behalf of the Partnership; or
•subject to the rights of transferring common OP units described below, approve or acquiesce to the transfer of the interest in the Partnership of the General Partner, or admit into the Partnership any additional or successor General Partners.
In addition, except for an amendment or action that affects all Partners holding the same class or series of common OP units on a uniform or pro rata basis, the Partnership Agreement may not be amended, and the General Partner may take no action, without the consent of each Partner adversely affected if such amendment or action would:
•convert a limited partner interest in the Partnership into a General Partner Interest (except as a result of the General Partner acquiring such interest);
•modify the limited liability of a limited partner;

Exhibit 4.1
•alter the rights of any Partner to receive the distributions to which such Partner is entitled or alter the allocations of net income and net loss (except as otherwise permitted in connection with the issuance of additional common OP units or with respect to the admission of additional partners);
•alter or modify the redemption rights or amend or modify any definitions related thereto; or
•amend a provision of the Partnership Agreement that contains the above restrictions.
In addition, without the written consent of each affected Limited Partner, the General Partner is prohibited from entering into any contract, mortgage, loan or other agreement that prohibits or restricts (or has the effect of prohibiting or restricting) the ability of (i) the General Partner, AIR Parent or the Partnership from satisfying its obligations under the redemption provisions of the Partnership Agreement in full or (ii) a Limited Partner from exercising its rights under the redemption provisions of the Partnership Agreement to effect a redemption in full.
Distributions
The General Partner is required to make quarterly distributions of available cash as the General Partner may in its sole and absolute discretion determine generated by the Partnership during such quarter to the Non-AIR Partners and AIR Partners on a pro rata basis.
Our Partnership Agreement does not provide the Non-AIR Holders a right to demand a distribution of, or receive, any property other than cash. The General Partner may determine, in its sole and absolute discretion, to make a distribution in-kind of Partnership assets in certain circumstances as set forth in the Partnership Agreement.
Redemptions; Conversions; Preemption Rights
A holder of common OP units generally has the right, at any time any time after one year following the date on which such person becomes the holder of such common OP units, to cause the Partnership to redeem all or a portion of such common OP units in exchange for cash. The value of the common OP units to be redeemed shall be determined by the General Partner in good faith on the basis of such information as it considers, in is reasonable judgment, appropriate, and shall not be less than the value of a common OP unit as determined by the General Partner in good faith on the basis of such information as it considers, in its reasonable judgment, appropriate. On June 28, 2024, the General Partner adopted a valuation policy (the “Valuation Policy”) regarding the determination of the net asset value of the common OP units. The Valuation Policy sets out the methodology to be used in calculating the net asset value of the common OP common units and provides for the determination of net asset on a quarterly basis.
At any time on or after the date when the Non-AIR Holders hold less than 1% of the interests of the Partnership, the Partnership has the right, but not the obligation, to redeem any and all outstanding such interests, including the common OP units, held by the Non-AIR Holders upon the terms set forth above. The Partnership Agreement does not contain a right or obligation for the Partnership to redeem common OP units in connection with the consummation of a merger or other change of control transaction with respect to AIR Parent.
Our Partnership Agreement does not provide that the common OP units have conversion rights or preemptive rights.
Transfers
Pursuant to the Partnership Agreement, holders of common OP units may not transfer any or all of their common OP units for one year after becoming the holder of such common OP units, subject to certain permitted transfers, including to certain affiliates, family members or other specified parties, provided that such transferees are accredited investors.
After such one-year lockup period, holders of common OP units may transfer their common OP units, subject to, other than in the case of permitted transfers described above, a right of first refusal in favor of the General Partner, and subject to the following additional restrictions:
•any such transfer may only be to an accredited investor;
•any such transfer may not be for less than the lesser of (i) the greater of 500 common OP units or one-third of the number of common OP units owned by such partner as of the date of the Partnership Agreement or (ii) all of the remaining common OP units owned by such transferring partner;
•any proposed transferee must deliver to the General Partner a written agreement to the effect that the transferee will, within six months after the consummation of a transfer of common OP units, tender its common OP units for redemption in accordance with the redemption rights described above; and
•the transferee (other than certain specified parties set forth in the Partnership Agreement) will not be permitted to effect any further transfer of common OP units, other than to the General Partner.

Exhibit 4.1
Indemnification
We have indemnified the General Partner, to the fullest extent permitted by law, subject to the terms and exceptions provided in the Partnership Agreement.